UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11
Span-America Medical Systems, Inc. (Name of Issuer)
Common Stock, no par value (Title of Class of Securities)
846396109 (CUSIP Number)

Jerry Zucker
c/c The InterTech Group, Inc.
Post Office Box 5205
North Charleston, South Carolina 29405
(803) 744-5174
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
COPY TO: H. Kurt von Moltke Kirkland & Ellis 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000
February 24, 2003 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No.	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
Jerry Zucker
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES		7	SOLE VOTING POWER
BENEFICIALLY			200,000

OWNED BY		8	SHARED VOTING POWER
EACH REPORTING			-0-

PERSON WITH		9	SOLE DISPOSITIVE POWER
200,000

		10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.87%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

  Item 1. Security and Issuer.

        The class of equity security to which this statement relates is the common stock (the "Common Stock"), no par value per share ("Share"), of Span-America Medical Systems, Inc., a South Carolina corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 70 Commerce Center, Greenville, South Carolina 29615.

  Item 2. Identity and Background.

        This statement is being filed by Jerry Zucker, by virtue of his purchase of certain Shares and resulting beneficial ownership of greater than 5% of the outstanding Shares of the Common Stock.

  (a)
  Name:    The name of the reporting person is Jerry Zucker.

  (b)
  Business Address:    The principal business address of Mr. Zucker is Post Office Box 5205, North Charleston, SC 29405.

  (c)
  Principal Occupation and the Name, Principal Business and Address of any Corporation or Organization:    Mr. Zucker is the chief executive of The InterTech Group, Inc. The InterTech Group, Inc. invests primarily in manufacturers, especially manufacturers of a wide and diverse variety of polymer and elastomer based products. Mr. Zucker is also the Chairman, President and Chief Executive Officer of Polymer Group, Inc. The principal business of Polymer Group, Inc. is the manufacture and marketing of non-woven and woven polyolefin products. Mr. Zucker's principal business address is Post Office Box 5205, North Charleston, SC 29405.

  (d)
  Criminal Proceedings:    During the past five years, Mr. Zucker has not been convicted in a criminal proceeding (excluding traffic violations).

  (e)
  Securities Laws:    During the past five years, Mr. Zucker has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)
  Citizenship:    Mr. Zucker is a United States citizen.

  Item 3. Source and Amount of Funds or Other Consideration.

  Mr. Zucker has purchased an aggregate of 200,000 Shares for total consideration of $1,615,864.00. Such funds were provided from Mr. Zucker's personal funds.

  The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

  Item 4. Purpose of Transaction.

  Mr. Zucker purchased the Shares for investment purposes. Mr. Zucker is continuing to review the performance of his investment and his investment alternatives. As part of his ongoing review of his investment in the Shares, Mr. Zucker may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. Mr. Zucker may explore other alternatives with respect to his investment in the Shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of directors or management of the Issuer, or changes in the Issuer's business or corporate structure. Although the foregoing reflects activities presently contemplated by Mr. Zucker with respect to the Issuer,

Page 3 of 8 Pages

  the foregoing is subject to change at any time, and there can be no assurance that Mr. Zucker will take any of the actions referred to above.

  Except as set forth in the preceding paragraphs, as of the date hereof, Mr. Zucker does not have any plan or proposal that relates to or would result in:

  (a)
  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

  (b)
  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

  (c)
  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

  (d)
  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e)
  Any material change in the present capitalization or dividend policy of the Issuer;

  (f)
  Any other material change in the Issuer's business or corporate structure;

  (g)
  Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

  (h)
  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i)
  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  (j)
  Any action similar to any of those enumerated above.

  Notwithstanding the foregoing, Mr. Zucker reserves the right to effect any such actions as he may deem necessary or appropriate in the future.

  The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

  Item 5. Interest in Securities of the Issuer.

  (a)
  Amount Beneficially Owned:    As of the date hereof, Mr. Zucker beneficially owns an aggregate of 200,000 Shares. Based on the 2,539,870 Shares outstanding on January 29, 2003 as set forth in the Issuer's quarterly report on Form 10-Q for the quarterly period ended December 28, 2002, Mr. Zucker beneficially owns 7.87% of the outstanding Shares.

  (b)
  Number of Shares as to which Mr. Zucker has:
  (i)
  Sole power to vote or direct the vote:

      200,000

    (ii)
    Shared power to vote or direct the vote:

      -0-

    (iii)
    Sole power to dispose or direct the disposition of:

      200,000

Page 4 of 8 Pages

    (iv)
    Shared power to dispose or direct the disposition of:

      -0-

  (c)
  Transactions Within the Past 60 Days:    In the past 60 days, the following transactions have occurred involving Mr. Zucker:

Person Who Effected the Transaction	Transaction Date	Number of Shares Purchased	Price Per Share
Jerry Zucker	1/13/03	2500	7.99
Jerry Zucker	1/13/03	200	7.99
Jerry Zucker	1/13/03	100	7.98
Jerry Zucker	1/13/03	100	7.98
Jerry Zucker	1/13/03	100	7.98
Jerry Zucker	1/16/03	3200	7.75
Jerry Zucker	1/16/03	900	7.99
Jerry Zucker	1/16/03	500	7.98
Jerry Zucker	1/16/03	100	7.99
Jerry Zucker	1/23/03	5000	7.99
Jerry Zucker	1/23/03	5000	7.99
Jerry Zucker	1/23/03	4000	7.99
Jerry Zucker	1/23/03	3000	7.99
Jerry Zucker	1/23/03	3000	7.99
Jerry Zucker	1/23/03	500	7.99
Jerry Zucker	1/23/03	200	7.98
Jerry Zucker	1/23/03	100	7.98
Jerry Zucker	1/23/03	100	7.96
Jerry Zucker	1/23/03	100	7.95
Jerry Zucker	1/23/03	100	7.95
Jerry Zucker	1/23/03	100	7.95
Jerry Zucker	1/23/03	100	7.95
Jerry Zucker	1/23/03	100	7.95
Jerry Zucker	1/23/03	100	7.95
Jerry Zucker	1/23/03	100	7.95
Jerry Zucker	1/23/03	100	7.95
Jerry Zucker	1/23/03	100	7.95
Jerry Zucker	1/23/03	100	7.95
Jerry Zucker	1/23/03	100	7.95
Jerry Zucker	1/24/03	5000	7.99
Jerry Zucker	1/24/03	2500	7.97
Jerry Zucker	1/24/03	1300	7.99
Jerry Zucker	1/24/03	600	7.99
Jerry Zucker	1/24/03	600	7.99
Jerry Zucker	1/24/03	500	7.99
Jerry Zucker	1/24/03	500	7.99
Jerry Zucker	1/24/03	500	7.99
Jerry Zucker	1/24/03	500	7.97
Jerry Zucker	1/27/03	5000	7.99
Jerry Zucker	1/27/03	5000	7.98
Jerry Zucker	1/27/03	4000	7.99
Jerry Zucker	1/27/03	4000	7.99
Jerry Zucker	1/27/03	4000	7.99

Page 5 of 8 Pages

Jerry Zucker	1/27/03	1000	7.99
Jerry Zucker	1/27/03	600	7.99
Jerry Zucker	1/27/03	400	7.99
Jerry Zucker	1/28/03	4200	7.99
Jerry Zucker	1/28/03	3000	7.97
Jerry Zucker	1/28/03	600	7.95
Jerry Zucker	1/28/03	400	7.97
Jerry Zucker	1/28/03	200	7.95
Jerry Zucker	1/28/03	200	7.94
Jerry Zucker	1/28/03	100	7.94
Jerry Zucker	1/28/03	100	7.90
Jerry Zucker	1/29/03	4900	7.99
Jerry Zucker	1/29/03	1000	7.99
Jerry Zucker	1/29/03	100	7.99
Jerry Zucker	1/29/03	100	7.99
Jerry Zucker	1/29/03	100	7.99
Jerry Zucker	1/29/03	100	7.99
Jerry Zucker	1/29/03	100	7.99
Jerry Zucker	1/29/03	100	7.99
Jerry Zucker	1/29/03	100	7.99
Jerry Zucker	1/29/03	100	7.99
Jerry Zucker	1/29/03	100	7.99
Jerry Zucker	1/29/03	100	7.99
Jerry Zucker	1/29/03	100	7.99
Jerry Zucker	1/29/03	100	7.99
Jerry Zucker	1/29/03	100	7.98
Jerry Zucker	1/29/03	100	7.98
Jerry Zucker	1/29/03	100	7.97
Jerry Zucker	1/29/03	100	7.97
Jerry Zucker	1/30/03	800	7.99
Jerry Zucker	1/30/03	100	7.98
Jerry Zucker	2/3/03	500	7.99
Jerry Zucker	2/10/03	700	7.99
Jerry Zucker	2/10/03	100	7.99
Jerry Zucker	2/10/03	100	7.99
Jerry Zucker	2/12/03	400	7.99
Jerry Zucker	2/12/03	100	7.98
Jerry Zucker	2/13/03	1000	7.99
Jerry Zucker	2/13/03	200	7.99
Jerry Zucker	2/14/03	5000	7.99
Jerry Zucker	2/14/03	3400	7.99
Jerry Zucker	2/14/03	3000	7.99
Jerry Zucker	2/14/03	1000	7.90
Jerry Zucker	2/14/03	500	7.99
Jerry Zucker	2/14/03	300	7.99
Jerry Zucker	2/14/03	100	7.87
Jerry Zucker	2/14/03	100	7.87
Jerry Zucker	2/20/03	2000	7.99
Jerry Zucker	2/24/03	10000	8.06

Page 6 of 8 Pages

Jerry Zucker	2/24/03	5500	8.10
Jerry Zucker	2/25/03	5000	8.15
Jerry Zucker	2/25/03	5000	8.15
Jerry Zucker	2/25/03	5000	8.15
Jerry Zucker	2/25/03	4000	8.20
Jerry Zucker	2/25/03	2500	8.15
Jerry Zucker	2/27/03	6000	8.25
Jerry Zucker	2/27/03	2700	8.19
Jerry Zucker	2/27/03	2400	8.25
Jerry Zucker	2/27/03	2300	8.25
Jerry Zucker	2/27/03	1800	8.25
Jerry Zucker	2/27/03	800	8.25
Jerry Zucker	2/28/03	3500	8.24
Jerry Zucker	2/28/03	3000	8.25
Jerry Zucker	2/28/03	2500	8.25
Jerry Zucker	2/28/03	2500	8.25
Jerry Zucker	2/28/03	2000	8.25
Jerry Zucker	2/28/03	700	8.24
Jerry Zucker	2/28/03	600	8.23
Jerry Zucker	3/03/03	5000	8.15
Jerry Zucker	3/03/03	5000	8.15

    All purchases were effected through unsolicited brokers' transactions on the Nasdaq National Market.

  (d)
  Right to Receive or Power to Direct:    To the knowledge of Mr. Zucker, no person other than Mr. Zucker has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Zucker.

  (e)
  Date Reporting Person Ceased to be 5% Owner:    Not applicable.

  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

  Item 7. Material to be filed as Exhibits.

      None.

Page 7 of 8 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2003

/s/ JERRY ZUCKER Print Name: Jerry Zucker

Page 8 of 8 Pages